                                November 24, 2006

VIA EMAIL & FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Ms. Barbara C. Jacobs
             Ms. Megan Akst
             Ms. Kathleen Collins
             Ms. Rebekah Toton

RE:          ISILON SYSTEMS, INC.
             AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM S-1 FILED NOVEMBER 9, 2006
             FILE NO. 333-137078

Dear Mesdames:

      On behalf of Isilon Systems, Inc. (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated November 21, 2006, relating to the Company's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-137078) filed with the Commission on November 9, 2006. The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3. In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's response to that comment.

FORM S-1/A

RISK FACTORS, PAGE 7

WE RELY ON VALUE-ADDED RESELLERS.... PAGE 10

1. WE NOTE FROM YOUR RESPONSE TO PRIOR COMMENT 7 OF OUR LETTER DATED OCTOBER 26, 2006, THAT COMPUTER DESIGN AND INTEGRATION, LLC MARKETS AND DISTRIBUTES YOUR SYSTEMS TO COMCAST CORPORATION AND ACCOUNTED FOR 14% OF YOUR TOTAL REVENUES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006. SUPPLEMENTALLY TELL US ABOUT YOUR CONTRACTUAL RELATIONSHIP WITH COMCAST AND THIS DISTRIBUTION PARTNER. TELL US WHETHER YOUR CONTRACTUAL RELATIONSHIP IS WITH COMCAST OR SOLELY WITH COMPUTER DESIGN AND INTEGRATION. PLEASE DESCRIBE THESE RELATIONSHIPS IN DETAIL. WE MAY HAVE FURTHER COMMENT.

      In response to the Staff's comment, the Company supplementally advises the Staff that the Company's contractual relationship relating to the sale of its systems to Comcast Corporation, as end user, is solely with Computer Design and Integration, LLC, an Isilon reseller. Comcast is the end user and purchases from CDI. CDI has executed the Company's standard reseller agreement in a form that is substantially identical to the Company's reseller agreement with more than 100 other resellers, and CDI's purchases of Isilon's systems for resale to Comcast have been made under standard purchase orders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

STOCK-BASED COMPENSATION, PAGE 33

2. PLEASE CONTINUE TO PROVIDE US WITH UPDATES TO THE INFORMATION REQUESTED IN PRIOR COMMENT NUMBER 10 AS IT RELATES TO ALL EQUITY RELATED TRANSACTIONS SUBSEQUENT TO THIS REQUEST THROUGH THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

      The Company granted stock options on November 22, 2006 with exercise prices of $3.38 per share. This $3.38 per share exercise price is derived from the midpoint of the estimated price range of $3.75 after giving effect to a 10% discount for non-marketability and risks related to the successful consummation of the planned IPO. There have been no other option grants or equity-related transactions since November 7, 2006, the date of our last response letter. The related information requested is as follows:

                                                                                              TOTAL
                                                 ESTIMATED FAIR   REASON   TOTAL EXPENSE    DEFERRED
GRANT                   OPTION          EXERCISE VALUE OF COMMON    FOR      RECOGNIZED    COMPENSATION          PERIOD OF
DATE (a)   DESCRIPTION TYPE (b) SHARES   PRICE   STOCK PER SHARE   GRANT   THROUGH 10/1/06   EXPENSE        EXPENSE RECOGNITION
--------   ----------- -------- ------   -----   ---------------   -----   ---------------   -------        -------------------
11/22/2006 Employee    ISO      249,000    $3.38           $3.38 New Hire       N/A            $358,131 Straight-line over the
                                                                                                        requisite service period of
                                                                                                        4 years
11/22/2006 Employee    ISO       50,000    $3.38           $3.38 Promotion      N/A              71,914 Straight-line over the
                                                                                                        requisite service period of
                                                                                                        4 years
11/22/2006 Employee    NSO       20,000    $3.38           $3.38 New Hire       N/A              28,766 Straight-line over the
                                                                                                        requisite service period of
                                                                                                        4 years
11/22/2006 Employee    NSO        8,000    $3.38           $3.38 New Hire       N/A              11,506 Straight-line over the
                                                                                                        requisite service period of
                                                                                                        4 years
                                -------                                                        --------
                                327,000                                                        $470,317
                                =======                                                        ========

3. IN RESPONSE TO PRIOR COMMENT 50 IN YOUR LETTER DATED OCTOBER 10, 2006, THE COMPANY INDICATED THAT THE FAIR VALUE OF THE COMMON STOCK IN MAY 2005 WAS DETERMINED TO BE $0.19 PER SHARE AND THIS VALUE APPEARS TO BE THE BASIS FOR ALL YOUR OPTIONS GRANTED THROUGH OCTOBER 2005. IT APPEARS THAT THIS MAY 2005 VALUATION WAS BASED ON THE FAIR VALUE OF THE COMPANY'S SERIES D PREFERRED STOCK ISSUANCE IN THE SAME PERIOD TAKING INTO CONSIDERATION THE "SIGNIFICANT DIFFERENCE IN THE VALUE BETWEEN THE SERIES D PREFERRED SHARES AND THE UNDERLYING COMMON STOCK DUE TO THE PREFERENCES OF THE PREFERRED STOCK AS COMPARED TO THE COMMON STOCK", SPECIFICALLY THE DIVIDEND RIGHTS AND LIQUIDATION PREFERENCES. PLEASE EXPLAIN AND QUANTIFY HOW YOU VALUED THE SERIES D PREFERENCES IN DETERMINING THAT THE FAIR VALUE OF THE COMMON STOCK SHOULD BE DISCOUNTED APPROXIMATELY 80% FROM THE FAIR VALUE OF THE SERIES D PREFERRED STOCK. ALSO, TELL US HOW YOU CONSIDERED FOOTNOTE 4 AND PARAGRAPH 131 OF THE PRACTICE AID IN YOUR VALUATION OF COMMON STOCK BASED ON RECENT PREFERRED STOCK ISSUANCES.

 In June 2004, the Company established an ad hoc stock valuation committee (the "Committee") of its board of directors to evaluate and determine the fair value of the Company's common stock for the purpose of establishing exercise prices of stock options. Upon its establishment, the Committee sought input from four investment banking firms (Credit Suisse Group, Lehman Brothers Inc., Pacific Crest Securities and Delafield Hambrecht) as to reasonable methodologies for estimation of the fair value of the Company's common stock after giving effect to the liquidation preferences of the Company's preferred shares. Working with these investment banking firms, the Committee selected five methodologies, including two multiples based on revenues of publicly traded comparable companies, two multiples based on earnings of publicly traded comparable companies and an implied current valuation of the Company based on the last round of financing obtained by the Company. The investment banking firms also provided the Company with a listing of public companies that they believed to be comparable for the Committee's use in the application of the methodologies noted above. These comparable companies were Avid Technology, Inc., Brocade Communications Systems, Inc., EMC Corporation, McData Corporation, Network Appliance, Inc., QLogic Corporation and Veritas Software Corporation (subsequently acquired by Symantec Corporation).

      The Committee's application of the valuation methodologies in June 2005, in connection with the first grant of stock options subsequent to the Company's issuance of Series D preferred stock in May 2005, resulted in a range of potential indicated values for the common stock, some of which were a negative or zero valuation. The Committee did not use a "rule of thumb" for valuing the common stock as a percentage of the Company's sale of preferred stock, but rather exercised its judgment in selecting a value ($0.19 per share) within the range of valuations resulting from the application of the methodologies noted above.

      In December 2005, the Company elected to retain Duff & Phelps, LLC ("Duff & Phelps"), an independent third-party valuation firm, to perform valuations of the Company's common stock and convertible preferred stock. The Company has supplementally provided to the Staff copies of all such valuations performed to date. The Duff & Phelps report as of December 31, 2005 valued the Company's common stock at $0.34 per share. As discussed in our previous responses to the Staff, the Company experienced significant revenue growth, additions to its customer base and penetration into new and diverse industries in the period from May 2005 to December 2005. Accordingly, the value of the Company's common stock in May 2005 would be reasonably lower than the $0.34 per share calculated by Duff & Phelps in December 2005.

      Although the Company's board of directors did not approve any option grants in its November 2005 meeting, the Committee did calculate the estimated fair value of the Company's common stock at that time based on a consistent application of the Committee's methodologies noted above, and determined the fair value to be $0.30 per share, which is consistent with the result of the Duff & Phelps valuation of $0.34 as of the following month.

      As the values determined by the Committee though November 2005 were based on valuation techniques that were not as sophisticated as those employed by Duff & Phelps, the Company performed sensitivity analyses and determined that, in retrospect, if the Committee had established a higher valuation of the Company's common stock between May 2005 and October 2005 (the last grant of options prior to receipt of the Duff & Phelps valuation report as of December 31, 2005), there would have been no material impact on the Company's financial statements. Specifically, if the Company had utilized the $0.34 per share fair value determined in the December 31, 2005 Duff & Phelps valuation as the fair value of the Company's common stock for all options granted from May 2005 through October 2005 would have resulted in additional stock-based compensation expense of $33,000 and $49,000 for the year ended January 1, 2006 and the nine months ended October 1, 2006, respectively, and would result in additional stock-based compensation expense of $18,000 in future quarters assuming no forfeitures of the related options. These additional expenses under this "worst case" would represent 0.2% and 0.3% of net loss for the year ended January 1, 2006 and the nine months ended October 1, 2006, respectively, and thus would be immaterial to those as well as future periods.

4.    WE NOTE THAT FOR CERTAIN VALUATIONS (I.E. DECEMBER 31, 2005 AND APRIL 2,
      2006) DUFF AND PHELPS USED THE MEDIAN MULTIPLES TO ARRIVE AT MARKET APPROACH VALUATION YET FOR OTHER VALUATIONS (I.E. JULY 2, SEPTEMBER 4 AND OCTOBER 1, 2006) THEY RELIED SOLELY ON THE MARKET MULTIPLIERS OF NETWORK ASSOCIATES IN CALCULATING THE MARKET APPROACH VALUATION. PLEASE EXPLAIN. ALSO, DESCRIBE THE QUALITATIVE AND QUANTITATIVE CHARACTERISTICS THAT WERE CONSIDERED IN SELECTING EACH OF THE COMPARABLE COMPANIES USED IN YOUR ANALYSIS.


      Based on the Company's discussions with Duff & Phelps, in selecting the comparable companies to be used in its valuations beginning in December 2005, it analyzed companies that operate in the data storage and information market and selected from this limited population those companies that it believed were relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, risk and return on investment. The Company did not provide input to Duff & Phelps in its process for the selection of these companies. The selected group of comparable public companies consisted of four companies (Avid Technology, Inc., Brocade Communications Systems, Inc., EMC Corporation and Network Appliance, Inc.), all of which were included in the larger group of companies utilized by the Committee in the application of its valuation methodology through November 2005, as discussed in the Company's response to the Staff's comment 3 above.


      In the preparation of its valuations as of December 31, 2005 and April 2, 2006, Duff & Phelps used the median multiples of this public company comparable group in the Market Approach component of these valuations. The median was used because Duff & Phelps believed at those dates that, upon a successful IPO, the Company would be viewed by potential investors as a peer of those selected comparable companies.

      In July 2006, in connection with discussions with underwriters for the purpose of initiating an initial public offering process, the Company learned that the underwriters and their analysts viewed the Company to be most comparable to Network Appliance, Inc., as well as certain technology companies that were then in the IPO registration process. The underwriters believed these companies to be the most comparable primarily based on their industry, products and high projected revenue growth. Both Duff & Phelps and the Company believe the use of the multiples of Network Appliance, Inc. in the Market Approach of their valuations performed in and subsequent to July 2006 was appropriate and necessary for those valuations to be as consistent as possible with the underwriters' valuation that would ultimately be a major factor in determining the expected IPO range.

      As stated above, Duff & Phelps was using the best information available with respect to the selection of the comparable public companies for use in the Market Approach as of the December 31, 2005 and April 2, 2006 valuation dates. With perfect hindsight, it may have been appropriate for Duff & Phelps to utilize the multiples of Network Appliance, Inc. in the December 31, 2005 and April 2, 2006 valuations had they known the underwriters' views as of those dates. Although this information was not available to Duff & Phelps at those dates, the Company performed sensitivity analyses as to the impact on its financial statements had the information been known and utilized. If only the Network Appliance, Inc. multiples were used in the December 31, 2005 and April 2, 2006 Duff & Phelps valuations, the Company would have recorded additional stock-based compensation expense of $470,000 during the nine months ended October 1, 2006, representing approximately 3.1% of the Company's net loss for the period. Of that additional expense, $239,000 would have related to the three months ended October 1, 2006, representing approximately 4.7% of the Company's net loss for that period. Accordingly, even in perfect hindsight, had information as to the underwriters' views been known as of the earlier valuation dates:

            - there would have been no material impact to the Company's financial statements presented when taken as a whole (as noted above, the hypothetical impact would have represented 3.1% of the Company's net loss reported for the nine months ended October 1, 2006);

            - there would have been no material impact to the Company's quarterly financial information within the periods presented when taken as a whole (the largest hypothetical impact on any individual quarter in the periods presented, as noted above, would have represented 4.7% of the Company's net loss reported for the three months ended October 1, 2006);

            - there would have been no material impact to the Company's basic and diluted or pro forma EPS for the periods presented (an impact of $0.03 on the reported actual basic and diluted net loss per share of $0.98 and no impact on the reported pro forma (assuming conversion of the outstanding shares of the Company's preferred stock) basic and diluted net loss per share for the nine months ended October 1, 2006); and

            - there would have been no change to any of the Company's key financial statement trends, including reported gross margins, operating expenses, net loss and basic and diluted net loss per share, in the information presented.

5. WE NOTE SEVERAL REFERENCES TO THE "CONTEMPORANEOUS" VALUATIONS PERFORMED BY DUFF & PHELPS. YOUR USE OF THE PHRASE CONTEMPORANEOUS VALUATION IN THE CONTEXT OF YOUR STOCK-COMPENSATION DISCUSSION IS CONFUSING AS IT APPEARS TO IMPLY THAT THE INDEPENDENT VALUATIONS WERE PERFORMED AT THE SAME TIME THE OPTION GRANTS WERE MADE. PLEASE REVISE THE FILING TO REMOVE THE REFERENCE TO CONTEMPORANEOUS AS IT RELATES TO THE INDEPENDENT VALUATION AND TO CLARIFY, IF TRUE, THAT THE AD HOC COMMITTEE OF THE BOARD OF DIRECTORS PERFORMED A CONTEMPORANEOUS VALUATION USING THE INDEPENDENT VALUATION AS A BASIS FOR THEIR VALUATION.

      Responsive changes have been made in Amendment No. 3 to the Registration Statement to remove the term "contemporaneous" in the Company's references to valuations performed by Duff & Phelps.

6. IN ADDITION, PLEASE REVISE YOUR DISCLOSURES TO INCLUDE A DISCUSSION OF THE FACTORS THAT CONTRIBUTED TO THE INCREASE IN THE FAIR VALUE OF THE COMPANY'S COMMON STOCK AT EACH VALUATION DATE AS DISCUSSED IN YOUR RESPONSE (I.E. INCREASE IN REVENUES, SIGNIFICANT NEW CUSTOMERS, ADVANCES IN PRODUCT DEVELOPMENT, INCREASE IN CHANNEL PARTNERS AND CHANNEL REVENUE, ETC.).

      Responsive changes have been made to pages 35 through 37 of Amendment
No. 3 to the Registration Statement to include a discussion of the factors that contributed to the increase in the fair value of the Company's common stock at each valuation date as discussed in the Company's responses and correspondence with the Staff.

7. REVISE TO DISCLOSE IN MD&A THE FAIR VALUE OF THE OUTSTANDING VESTED AND UNVESTED OPTIONS BASED ON THE ESTIMATED IPO PRICE AND THE OPTIONS OUTSTANDING AS OF THE MOST RECENT BALANCE-SHEET DATE PRESENTED IN THIS REGISTRATION STATEMENT. SEE PARAGRAPH 180 OF THE PRACTICE AID.

     In response to the Staff's comment, the Company has included the following disclosure within MD&A on page 37 of Amendment No. 3 to the Registration
Statement: "Assuming the sale of shares contemplated by this offering is consummated at $9.00 per share, the midpoint of the estimated offering range, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of October 1, 2006 would be $10.2 million and $41.6 million, respectively."

8. WE NOTE YOUR DISCLOSURE ON PAGE 34 WHERE YOU STATE THE STOCK OPTIONS "GRANTED SINCE FEBRUARY 2006 HAD AN EXERCISE PRICE LESS THAN THE SUBSEQUENTLY ESTIMATED FAIR VALUE OF THE COMMON STOCK AT THE DATE OF GRANT AS DETERMINED UNDER SFAS 123(R) AND, ACCORDINGLY, THE INTRINSIC VALUE OF THESE AWARDS IS INCLUDED AS PART OF THE OPTIONS' SFAS 123(R) FAIR VALUE DETERMINATION." SFAS 123(R) REQUIRES THAT OPTIONS AND SIMILAR INSTRUMENTS WILL BE ESTIMATED USING OPTION-PRICING MODELS. PLEASE EXPLAIN WHY THE INTRINSIC VALUE WOULD BE USED IN DETERMINING THE FAIR VALUE OF THE OPTIONS PURSUANT TO SFAS 123R AS WE NOTE THAT THE COMPANY CALCULATES THE FAIR VALUE USING THE BLACK-SCHOLES OPTION PRICING MODEL, WHICH DOES NOT USE THE INTRINSIC VALUE AS ONE OF THE INPUT ASSUMPTIONS. PLEASE EXPLAIN OR REVISE ACCORDINGLY.


     A responsive change has been made to pages 35 and 36 of Amendment No. 3 to the Registration Statement to revise the related disclosure.


                                     * * *

      Please direct your questions or comments regarding this letter or Amendment No. 3 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

                                        Sincerely,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Craig Sherman
                                        Craig Sherman


Enclosures

cc:
                  Douglas Choi, Esq.
                  ISILON SYSTEMS, INC.

                  Mark J. Handfelt, Esq.
                  WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

                  Laird H. Simons, III, Esq.
                  Jeffrey R. Vetter, Esq.
                  FENWICK & WEST LLP